Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 25-13	December 2, 2025

Trading Symbol: TSX Venture-CANX

CANEX CONTINUES TO GAIN SUPPORT FOR GOLD BASIN OFFER AS THE DEADLINE APPROACHES

GOLD BASIN REMAINS CEASE TRADED AND NON-COMPLIANT AND RISKS POTENTIAL DISSOLUTION

TIME SENSITIVE: GOLD BASIN SHAREHOLDERS URGENT ATTENTION AND ACTION REQUESTED

Highlights

•	Well over 30% of Gold Basin Shareholders have deposited or made formal contractual commitments to tender to the Offer

•	Gold Basin Shareholders are warned of potential dissolution of Gold Basin due to another basic, but critical disclosure failure

•	Gold Basin Resources and Helix Resources Ltd. (ASX:HLX) have been named as defendants in a petition brought by Gold Basin Shareholders in the BC Supreme Court. Consistent with their track record, Gold Basin failed to enter a response to the petition by the court’s deadline, and has failed to disclose the petition to its shareholders

•	CANEX reminds Gold Basin Shareholders of key upcoming deadlines that are critical for the future of their investment - CANEX’s offer to acquire all of the issued and outstanding shares of Gold Basin Resources expires on December 12th, 2025

•	CANEX has released a new video presentation outlining its projects, the advantages of consolidating the Arizona district, and highlighting superior value for Gold Basin shareholders in the CANEX Offer relative to current alternatives <Video Presentation link>

•	CANEX thanks the many Gold Basin Shareholders around the globe for the overwhelming support for the Offer and urges those not yet tendered to take action and join them immediately

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) today issued a reminder of the upcoming expiry of its offer to acquire all of the issued and outstanding shares of Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) on December 12, 2025. Relatedly, the Company also issued a reminder to shareholders of Gold Basin (“Gold Basin Shareholders”) that the partial revocation of the cease-trade is set to expire on January 31, 2026 and that Gold Basin faces potential dissolution without the filing of its 2024 Annual Report by January 24, 2026. Further, CANEX is pleased to release a video with the President of the Company, Shane Ebert, highlighting the advantages of district consolidation and the value for shareholders.

Gold Basin Shareholders with question or who need assistance tendering their shares should contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States), or 1-416-304-0211 (collect call outside of Canada and the United States), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

CANEX Offer Continues to Build Momentum

CANEX is pleased to announce that well over 30% of the shares of Gold Basin (“Gold Basin Shares”) have entered into contractual lock-up agreements to support the offer to acquire Gold Basin Shares (the “Offer”) or have otherwise been deposited under the Offer. This total does not include other indications or intentions of support. In addition, approximately 53% of Gold Basin shareholders hold their shares as beneficial shares (through a broker) and it is common for beneficial shares to be tendered closer to the Offer expiry date.

Shane Ebert, President of CANEX and a member of the Company’s board of directors, commented: “We would like to thank the many Gold Basin Shareholders around the globe for their overwhelming support for the Offer. We’ve been fortunate to have many constructive conversations with Shareholders and are more convinced than ever that this business combination is the best path forward for both CANEX and Gold Basin Shareholders. To Gold Basin Shareholders who have not yet tendered, we invite you to join the other supportive Gold Basin Shareholders and deposit today to support our shared vision for our combined companies.”

To further demonstrate the value of a consolidated company, CANEX also released the below video, which is geared toward overseas Gold Basin Shareholders and provides a summary of CANEX Metals, highlights the advantages of consolidating the Arizona district, and shows the superior value CANEX is offering to Gold Basin shareholders relative to other alternatives.

<Video Presentation link>

Critical Upcoming Deadlines with Serious Implications to Gold Basin Shareholders’ Investment

Gold Basin Shareholders are reminded of three approaching dates with potentially critical implications for their investment in Gold Basin.

Firstly, CANEX’s offer to purchase all of the issued and outstanding shares of Gold Basin (the “Offer”) is set to expire at 5:00 p.m. (Toronto time) on December 12, 2025. Beneficial Gold Basin Shareholders (Beneficial Shareholders”), being those who hold their shares of Gold Basin (“Shares”) with a bank or broker, are encouraged to provide deposit instructions well in advance of the deadline, as their bank or broker may impose an earlier internal deadline.

The many registered Gold Basin Shareholders (“Registered Shareholders”), being those who hold their Shares with a physical share certificate or DRS Advice Statement, located in Australia and New Zealand who are depositing to the Offer should note that if a physical certificate is being submitted it will need to be mailed to the depositary in Canada, may have lengthy transit times, and should be submitted immediately. For more details on how to tender your shares, please refer to the below section “ACT NOW to Save Your Gold Basin Investment - How to Tender to the Offer”

Secondly, as previously announced, the British Columbia Securities Commission issued a partial revocation order of the cease-trade order issued against Gold Basin (the “Modified Cease-Trade Order”) for failing to file continuous disclosure documents under applicable securities laws that expires on January 31, 2026. The Modified Cease-Trade Order allows for, among other things, the take-up of Shares under the Offer, but otherwise Gold Basin Shareholders have no prospect of liquidity for their Shares. Should the Offer expire unsuccessfully, Gold Basin shares will again be subject to a full cease-trade order and Gold Basin Shareholders will have no means to realize value for their Shares for the foreseeable future, with the possibility of their Shares being delisted altogether.

Thirdly, CANEX has become aware that Gold Basin is also deficient in filing both its 2024 and 2025 annual reports, and if it fails to file the 2024 report by January 24, 2026 it risks dissolution of the corporation by BC Registries and Online Services which is the government body responsible for registering and maintaining records for British Columbia businesses.

Gold Basin Shareholders are encouraged to act now to salvage their investment; unfortunately, Gold Basin has been left with a myriad of deficiencies of basic securities law and listing requirements (no financial statements in over a year, no shareholder meeting in over 18 months, no auditors engaged, no transfer agent engaged, no CFO, no Corporate Secretary, insufficient independent directors, insufficient audit committee, among other failings) that Gold Basin has not only made no progress on remedying since the original cease-trade order was issued on May 6, 2025 (“Cease-Trade Order”), but has only exacerbated and left its shareholders in an extremely vulnerable position. In addition to the risk of dissolution, CANEX believes there is a serious risk that Gold Basin will be delisted from the TSX Venture Exchange, which would only further jeopardize Gold Basin Shareholders’ investment.

Based on the direction of these events and the unlikely path to remediation, Gold Basin Shareholders should reasonably question the prospect of restoring any value to their Shares, and even if such a path were practically available - ignoring all evidence to the contrary - the considerable amount of time to achieve remediation would make it an unappealing choice.

Gold Basin and Helix Resources Ltd. (ASX:HLX) have recently been subject to a petition filed in the British Columbia Supreme Court by Gold Basin shareholders. Gold Basin not only failed to enter a response to the petition by the court’s deadline but consistent with their abysmal disclosure record they also failed to disclose this petition to their shareholders.

Contrasted with the significant downside risk of the status quo, the CANEX Offer provides Gold Basin Shareholders with an excellent opportunity, with key benefits of:

•	Significant Upfront Premium: the Offer represents an implied premium of 58% to the last closing price of the Shares prior to the imposition of the Cease-Trade Order. This substantial premium does not factor in the ongoing value destruction at Gold Basin since the cease-trade order, the high level of debt accumulated, and the multiple legal actions faced by the company.

•	Consolidation of the District and Near-Term Exploration and Expansion: The Offer consolidates an advanced oxide gold exploration camp in Mojave County, Arizona, hosting multiple zones of gold mineralization with strong drill results across an eight kilometre by eight kilometre area, opening up potential near-term exploration on favourable targets, several of which are fully permitted for near-term drill testing and expansion.

•	Access to CANEX’s stable balance sheet: With no debt and access to capital, Gold Basin Shareholders have an opportunity through the CANEX Offer to move from a highly precarious financial situation to the stable and managed underpinnings of CANEX’s prudent financial management.

•	Professionally Managed Exploration with Experience in the Belt: The CANEX Team has six years experience working in the Arizona district and has developed a geologic understanding and exploration model that can help fast track new discovery and deposit expansion and unlock value across the combined district.

•	Improved Governance Profile: Contrasted with Gold Basin’s serial non-compliance with the most fundamental of securities laws, let alone basic corporate governance, CANEX recently held it’s annual general meeting on October 30, 2025 with a full endorsement of all items of business by Institutional Shareholder Services, the leading independent proxy advisor.

ACT NOW to Save Your Gold Basin Investment - How to Tender to the Offer

For Registered Shareholders (meaning you hold your shares with a physical certificate or DRS Advice Statement): Complete the Letter of Transmittal and submit, along with your certificate or DRS Statement to:

Computershare Investor Services Inc.

By Mail:

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier

320 Bay Street

14th Floor

Toronto, ON

M5H 4A6

Attn: Corporate Actions

For submissions for holders with DRS Statements, you may also submit your documents by email to corporateactions@computershare.com.

If you have misplaced your certificate or DRS Statement and are unable to obtain a replacement but wish to tender to the Offer, you should submit the Letter of Transmittal along with a written explanation as to why the certificate or DRS is not available.

For Beneficial Shareholders (meaning you hold your shares at a bank, brokerage, or other intermediary): You need only to provide instructions to the Corporate Actions Department at your bank, brokerage, or other intermediary to deposit to the Offer. The manner in which you do provide these instructions will vary between institutions.

Gold Basin Shareholders with question or who need assistance tendering their shares should contact Laurel Hill Advisory Group by calling 1-877-452-7184 (toll-free in Canada and the United States), or 1-416-304-0211 (collect call outside of Canada and the United States), by texting “INFO” to either number, or by email at assistance@laurelhill.com.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert

President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “believes”, “prospect”, “risks”, “opportunities” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the Offer; the satisfaction of the conditions of the Offer; Gold Basin Shareholder support for the Offer; whether the Gold Basin board will make a recommendation to Shareholders in respect of the Offer; the anticipated successful completion of the Offer; the anticipated effect of the Offer; CANEX’s plans for Gold Basin if the Offer is successful; the expected benefits to Gold Basin shareholders of tendering their Gold Basin Shares to the Offer; whether the Cease Trade Order and the Halt will be revoked; whether Gold Basin will be dissolved by BC Registries and Online Services; whether Gold Basin will be delisted from the TSX Venture Exchange: and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the Offer will not be consummated; the risk that the conditions of the Offer will not be met or met or a timely basis; and those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.